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EXHIBIT 99.22
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Contact:          Jerry B. Hook, Ph.D.                        Martin Rose, M.D., J.D.
                  President & Chief Executive Officer         Vice President, Clinical and Regulatory Affairs
                  Sparta Pharmaceuticals, Inc.                Sparta Pharmaceuticals, Inc.
                  (215) 442-1700, Ext. 205                    (215) 442-1700, Ext. 219
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FOR IMMEDIATE RELEASE


          Sparta Pharmaceuticals, Inc. Announces The Acquisition of PZG
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         Horsham, PA, December 8, 1997, Sparta Pharmaceuticals, Inc. (NASDAQ:
SPTA, SPTAU, SPTAW, SPTAZ AND SPTAL) announced today that the Company acquired exclusive worldwide rights to develop and commercialize Pyrazinoylguanidine
(PZG), a drug candidate with potential to treat a variety of significant chronic metabolic diseases including type II diabetes mellitus.

Phase I clinical trials have been completed with no overt signs of toxicity. Extensive studies in animals and preliminary Phase II clinical trials suggest that in diabetic patients PZG may be effective in reducing blood lipids (free fatty acids, triglycerides and cholesterol) and reducing blood pressure in those who are hypertensive. Possible other indications for PZG related to diabetes include renal insufficiency, end stage renal disease and Syndrome X.

PZG will be developed by Horizon Pharmaceuticals, which will be a majority owned subsidiary of Sparta. The Company intends to enter PZG into a tightly controlled Phase II trial to evaluate quantitatively the beneficial effects of PZG in diabetic patients.

"This is an exciting opportunity for Sparta," said Dr. Jerry B. Hook, Sparta's President and Chief Executive Officer. "Development of drugs that effectively treat diabetic patients without expressing toxicity has been a major challenge for the pharmaceutical industry. We believe that PZG has the potential to meet that challenge."

PZG will be entering Phase II human clinical trials in 1998. This is Sparta's fifth compound to be engaged in either Phase I or Phase II clinical trials.

This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including clinical trials. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in development also includes four potential oncology products in clinical trials and an emerging platform technology in recombinant and small molecule protease inhibitors.
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